EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2012	2011	2010	2009	2008
Earnings before income taxes and equity earnings	$460.2	$412.9	$277.4	$205.3	$357.8
Distributed income of equity investees	–	5.0	2.0	–	1.5

Earnings before income taxes and equity earnings, as adjusted	$460.2	$417.9	$279.4	$205.3	$359.3

Fixed charges:
Interest on debt	$55.2	$60.4	$54.1	$47.0	$33.1
Interest element of rentals	2.4	2.7	2.7	2.9	2.7

Total fixed charges	$57.6	$63.1	$56.8	$49.9	$35.8

Total adjusted earnings available for payment of fixed charges	$517.8	$481.0	$336.2	$255.2	$395.1

Ratio of earnings to fixed charges	9.0	7.6	5.9	5.1	11.0

114	SNAP-ON INCORPORATED